Commission File Number 001-31914

EXHIBIT 99.1

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

ANNOUNCEMENT ON COMPLETION OF ISSUANCE OF

BONDS FOR CAPITAL REPLENISHMENT

Reference is made to the announcements of China Life Insurance Company Limited (the “Company”) dated 14 January 2019 and 6 March 2019 in relation to the approvals received by the Company from the China Banking and Insurance Regulatory Commission and the People’s Bank of China in respect of the Company’s issuance of bonds for capital replenishment with a size of not exceeding RMB35 billion.

On 20 March 2019, the Company issued the bonds for capital replenishment (the “Bond”) in the national inter-bank bond market in a principal amount of RMB35 billion, and completed the issuance on 22 March 2019. The Bond has 10-year maturity and a fixed coupon rate of 4.28% per annum. The Company has a conditional right to redeem the bonds at the end of the fifth year.

The proceeds from the issuance of the bonds will be used to replenish the Company’s capital so as to enhance its solvency according to applicable laws and approvals from regulatory authorities.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 22 March 2019

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Xu Haifeng
Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie